SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of February 2008

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the

registrant in connection with Rule 12g3-2(b): 82-                    .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

Korea Electric Power Corporation

Monthly Power Sales Report

		Power Sold (In Gigawatt hours)			Power Sales (In billions of Won)
	Demand by the Type of Usage	December 2006	December 2007	Year on year growth	December 2006	December 2007	Year on year growth
For December	Residential	7,156	7,421	3.7%	623	665	6.7%
	Commercial	6,713	7,247	8.0%	631	702	11.3%
	Educational	487	553	13.6%	35	41	17.2%
	Industrial	16,084	17,319	7.7%	947	1136	20.0%
	Agricultural	640	737	15.2%	28	31	10.6%
	Streetlighting	263	276	4.8%	17	18	9.2%

	Total	31,343	33,553	7.1%	2,281	2,593	13.7%

From January to December	Residential	72,730	75,148	3.3%	6,815	7,123	4.5%
	Commercial	77,809	82,208	5.7%	7,618	8,030	5.4%
	Educational	4,790	5,304	10.7%	371	409	10.3%
	Industrial	183,067	194,936	6.5%	11,336	12,585	11.0%
	Agricultural	7,636	8,215	7.6%	328	349	6.3%
	Streetlighting	2,687	2,794	4.0%	184	200	8.3%

	Total	348,719	368,605	5.7%	26,652	28,696	7.7%

*	The figures may not add up due to rounding.

Disclaimer:

The sales figures, including but not limited to power sold and revenues received therefrom (the “Estimates”), of Korea Electric Power Corporation (“KEPCO”) as presented above have been prepared based on internal estimates of KEPCO for your convenience only and have neither been audited nor reviewed by KEPCO’s independent accountants, Deloitte Anjin LLC., or any other accountants. These Estimates may differ significantly from the actual results of operations of KEPCO, which KEPCO expects to publicly disclose in the future, in a number of ways, including but not limited to, elimination of internal profits and sales discount. KEPCO disclaims any liability in connection with the Estimates, and no undue reliance should be made upon these Estimates including in connection with, but not limited to, entering into any contract for the purpose of trading any securities of KEPCO or any other investment decision in respect of KEPCO.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Myung-Whan
Name:	Kim, Myung-Whan
Title:	Director
Finance Team

Date: February 1, 2008